Exhibit 15

UNDERTAKING

TO:	Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des Marchés Financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Securities NL, Government of Newfoundland and Labrador

Government of the Northwest Territories, Office of the Superintendent of Securities

Government of Yukon, Office of the Superintendent of Securities

Government of Nunavut, Office of the Superintendent of Securities

RE:	Grown Rogue International Inc. (the “Issuer”) Final Short Form Base Shelf Prospectus dated February 18, 2025 (the “Prospectus”)

The undersigned, on behalf of the Issuer, advises that:

i.	there may be one or more documents and/or material contracts required to be filed under subsection 4.2(a)(x) of National Instrument 44-101 – General Prospectus Requirements (“NI 44-101”) that relate to the Securities (as defined in the Prospectus) being distributed under the Prospectus and any prospectus supplement thereto that have not been executed before the filing of the Prospectus, but such documents would be executed on or before the completion of the distribution of the Securities under the Prospectus and any prospectus supplement thereto (including, but not limited to, the warrant indenture for any offering of Warrants (as defined in the Prospectus), the trust indenture for any offering of Debt Securities (as defined in the Prospectus) and the subscription receipt agreement for any offering of Subscription Receipts (as defined in the Prospectus)) (each, an “Unfiled Material Document”); and

ii.	there may be one or more documents required to be filed under subsection 4.2(a)(x.1) of NI 44-101 that relate to the Securities being distributed under the Prospectus and any prospectus supplement thereto that do not need to be executed in order to become effective and have not become effective before the filing of the Prospectus, but such documents would become effective on or before the completion of the distribution of the Securities under the Prospectus and any prospectus supplement thereto (each, an “Unfiled Securityholder Document”);

and, accordingly, the undersigned, on behalf of the Issuer, hereby undertakes to file:

i.	an Unfiled Material Document, and any amendment thereto, with each of the Commissions via SEDAR+ promptly and in any event no later than seven days after the execution of such Unfiled Material Document; and

ii.	an Unfiled Securityholder Document, and any amendment thereto, with each of the Commissions via SEDAR+ promptly and in any event no later than seven days after such Unfiled Securityholder Document becomes effective.

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IN WITNESS WHEREOF the undersigned has signed this certificate this 18th day of February, 2025.

GROWN ROGUE INTERNATIONAL INC.

Per:	(Signed) “J. Obie Strickler”
Name:	J. Obie Strickler
Title:	President and Chief Executive Officer